SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3

                                 Amendment No. 2

                        RULE 13E-3 TRANSACTION STATEMENT
           (Pursuant to Section 13(e) of the Securities Exchange Act)

                              Concord Fabrics Inc.
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                                (Name of Issuer)

                                 Alvin Weinstein
                                 Joan Weinstein
                                 David Weinstein
                                 Peter Weinstein
                               Jonathan Weinstein
                                   Earl Kramer
                              Concord Merger Corp.
                              Concord Fabrics Inc.
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                      (Name of Person(s) Filing Statement)

                      Class A Common Stock, $.50 par value
                      Class B Common Stock, $.50 par value

                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP

                                 245 Park Avenue
                            New York, New York 10167

                                 (212) 692-1800
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                  (Name, Address and Telephone Number of Person

                        Authorized to Receive Notices and
             Communication on Behalf of Person(s) Filing Statement)

            This statement is filed in connection with (check the appropriate box):

      a. |_| The filing of solicitation materials or in information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

      b. |_| The filing of registration statement under the Securities Act of 1933.

      c. |X| A tender offer.

      d. |_| None of the above.

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                            Calculation of Filing Fee

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             10,495,146.38                             $2,099.03
        Transaction Valuation 1/                 Amount of Filing Fee

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|X|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $2,099.03          Filing party: Concord Merger Corp.

Form or registration no.: 14D-1            Date filed: August 5, 1999

      This Amendment No. 2 to the Schedule 13E-3 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, of Concord Fabrics Inc., a Delaware corporation (the "Company"), not owned by the Purchaser on July 29, 1999, at a price of $7.875 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 4, 1999 (the


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1/    The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the purchaser. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.

"Offer to Purchase") and in the related Letter of Transmittal and the Purchaser's Supplement to Offer to Purchase, dated August 31, 1999 (which together constitute the "Offer").

Item 5. Plans or Proposals of the Issuer or Affiliate.

            The foregoing item is supplemented as follows:

            The Offer expired at 12:00 midnight, New York City time, on September 10, 1999. On September 14, 1999, Purchaser accepted for payment at the Offer Price all of the 871,150 shares of Class A Common Stock and 296,647 shares of Class B Common Stock validly tendered and not previously withdrawn in response to the Offer. As a result, Purchaser was the owner of 94% of the outstanding Class A Shares and 97% of the Class B Shares. Purchaser effected a short form merger of Purchaser with and into the Company on September 14, 1999.

Item 10. Interest in Securities of the Issuer.

            As a result of the purchases pursuant to the Offer, the foregoing item is amended as follows:

           Name            Shares Beneficially Owned     Percentage of Class
           ----            -------------------------     -------------------
Concord Merger Corp.

                              2,039,849 (Class A)                94%

                              1,409,446 (Class B)                97%

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 September 16, 1999
                                         -----------------------------------
                                                       (Date)
                                                Concord Merger Corp.

                                         By:      /s/ Earl Kramer
                                         -----------------------------------
                                                    (Signature)


                                               Earl Kramer, President
                                         -----------------------------------
                                                  (Name and Title)


                                                /s/ Alvin Weinstein
                                         -----------------------------------
                                                  Alvin Weinstein


                                                 /s/ Joan Weinstein
                                         -----------------------------------
                                                   Joan Weinstein


                                                /s/ David Weinstein
                                         -----------------------------------
                                                  David Weinstein


                                                /s/ Peter Weinstein
                                         -----------------------------------
                                                  Peter Weinstein


                                               /s/ Jonathan Weinstein
                                         -----------------------------------
                                                 Jonathan Weinstein


                                                  /s/ Earl Kramer
                                         -----------------------------------
                                                    Earl Kramer


                                                Concord Fabrics Inc.

                                         By:      /s/ Earl Kramer
                                         -----------------------------------
                                                    (Signature)

                                               Earl Kramer, President
                                         -----------------------------------
                                                  (Name and Title)